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                                                                    EXHIBIT 99.2

                    GREAT AMERICAN FINANCIAL RESOURCES, INC.
                              250 EAST FIFTH STREET
                             CINCINNATI, OHIO 45202

                             _________________, 2003

Dear Stockholder:

I am pleased to announce that you are able to participate in a Rights Offering by Great American Financial Resources, Inc. (the "Company"). Each stockholder will receive one Right for every 12 common shares of the Company, $1.00 par value per share, (the "Common Stock") held of record by such stockholder on the Record Date. The number of Rights issued by the Company to each stockholder has been rounded up to the next whole number. Such Right entitles its holder (the "Rights Holder") to purchase one share of Common Stock (an "Underlying Share") at the exercise price of $___ per Underlying Share. Please see the Prospectus for more detailed information. The number of Rights to which you are entitled is printed on the front of your Rights Certificate.

The Rights Offering will enable stockholders of the Company to purchase additional shares of Common Stock at any time prior to September ___, 2003. The Rights Offering will enable the Company to raise additional capital which we believe will benefit both the Company as well as its stockholders.

Rights are freely transferable and may be sold or purchased through normal investment channels. The Rights will be eligible for trading on the New York Stock Exchange and will be transferable until the last trading day preceding the Expiration Date. Although no assurance can be given that a market for the Rights will develop, trading on the New York Stock Exchange may be conducted until the close of trading on the last trading day prior to the Expiration Date. Persons who purchase Rights may purchase Underlying Shares under the Basic Subscription Privilege. Each Rights Holder who exercises all of the Rights held by such holder pursuant to their Basic Subscription Privilege, subject to certain limitations and allotment, will be able to acquire additional Underlying Shares, if available, by way of the Over-subscription Privilege described in the Prospectus.

Enclosed for your review is the Prospectus, a transferable Rights Certificate and related documents concerning the Offering. The Offering will expire at 5:00 p.m., Eastern Time, on September ___, 2003 unless extended by the Company (the "Expiration Date"). Rights not exercised or sold by such time will expire and become worthless. Any questions or requests for assistance should be directed to the Subscription Agent at (513) 579-2414 or toll free at (800) 368-3417.

In order to exercise subscription rights, the Rights Certificate and payment must be received by the Subscription Agent on or prior to the Expiration Date. If your Common Stock is held in nominee or brokerage name, you are receiving a Prospectus along with instructions from your broker or nominee advising you how you can participate in the Rights Offering.

This letter does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Please read the enclosed materials carefully.

                                     Sincerely,

                                     Mark F. Muething
                                     Executive Vice President, General Counsel &
                                     Secretary